

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2017

Brian A. Jenkins
Chief Financial Officer
Dave & Buster's Entertainment, Inc.
2481 Mañana Drive
Dallas, Texas 75220

> **Re: Dave & Buster's Entertainment, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2016**
> **Filed March 29, 2016**
> **File No. 001-35664**

Dear Mr. Jenkins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure